

07008852

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28,2010
Estimated average burden	
Hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2006 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane Reid Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5455 N. Federal Highway
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Claxton (877) 495-5464
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Philip A. Claxton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KANE REID SECURITIES GROUP, INC., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Vice President & CFO

(Title)



JULISSA CORREA-MORALES
MY COMMISSION # DD580252
EXPIRES: July 31, 2010
(407) 398-0153
Florida Notary Service.com

(Notary Public)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kane Reid Securities Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Kane Reid Securities Group, Inc. as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kane Reid Securities Group, Inc. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
November 26, 2007

KANE REID SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$	8,729,432
RECEIVABLE FROM BROKER (NOTE 2)		1,068,950
DEPOSIT AT CLEARING BROKER		53,495
PROPERTY AND EQUIPMENT, NET (NOTE 3)		1,200,491
OTHER ASSETS		467,082
	$	11,519,450

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to broker (Note 2)	$	300,391
Accounts payable and accrued liabilities		1,307,392
		1,607,783
COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 10)		
STOCKHOLDERS' EQUITY (NOTES 7 AND 9)		9,911,667
	$	11,519,450

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Kane Reid Securities, Inc., d/b/a TradeKing (the Company), a Delaware corporation operating in Boca Raton, Florida, is a registered broker-dealer. The Company's membership in the Financial Industry Regulatory Authority ("FINRA") (formerly known as the National Association of Securities Dealers, Inc.) became effective on November 29, 2005, but commencement of brokerage operations did not start until December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

The Company capitalizes software development costs in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized costs include external direct costs of services incurred in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal use software. Costs incurred in development and enhancement of the software that do not meet the capitalization criteria are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years.

Depreciation is computed using the straight-line method based upon estimated useful lives of three to seven years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax asset is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options

The Company adopted the accounting provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payments," ("SFAS 123R"), effective October 1, 2006 for stock-based compensation. SFAS No. 123R was adopted using the modified prospective transition method, and accordingly, prior periods have not been restated. Prior to September 30, 2006, the Company previously accounted for employee stock options under the provisions of APB No. 25. The employee stock option grants are subject to graded vesting. The Company has elected the straight-line method to account for the recognition of compensation costs and in addition is required to estimate expected forfeitures when determining compensation costs. The Company's common stock is not publicly traded. Accordingly, the Company bases its expected volatilities on similar publicly traded securities.

NOTE 2. RELATED PARTY TRANSACTIONS

Clearing Broker

Receivable from broker represents amounts due from the Company's clearing broker, Legent Clearing, LLC (Legent) and other brokers. Amounts receivable from broker principally represents commissions and other amounts owed to the Company for unsettled transactions.

Payable to broker, represents amounts due to Legent for costs of clearing client transactions, generating client statements and providing brokerage data services.

Legent is a warrant holder. The warrant (issued in 2005) gives the holder the option to purchase 523,809 shares of the Company's common stock at $0.01 per share until April 2010.

Legent's Parent and some of Legent's shareholders also own shares of the Company's Preferred Stock as of September 30, 2007. (Note 7)

Other

Scivantage, a software developer and technology consulting firm, is also a warrant holder. The warrant (issued in 2005) gives the holder the option to purchase 261,904 shares of the Company's common stock at $0.01 per share until April 2010. Additionally, as of September 30, 2007 there was $202,365 payable to Scivantage which is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2007:

Furniture	$	103,491
Computer equipment		72,847
Software		952,439
Leasehold improvements		8,500
Work in progress - software		428,605
		1,565,882
Less accumulated depreciation and amortization	(	365,391)
	$	1,200,491

Work in progress - software represents capitalized software costs for projects not completed and placed into service as of September 30, 2007.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2007, the Company's "Net Capital" was $7,906,352 which exceeded requirements by $7,656,352, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.20 to 1.

NOTE 5. RISK CONCENTRATION

The Company operates as an introducing broker dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Legent whose principal office is in Omaha, Nebraska and which holds certain equity interest in the Company. (Note 2)

NOTE 6. COMMITMENTS

The Company is obligated under various non-cancelable operating leases, as well as licensing, marketing and on-line service agreements expiring from 2008 through 2012.

Approximate minimum annual payments under the aforementioned agreements are as follows:

	Leases	Contracts
2008	$ 312,000	$ 725,000
2009	294,000	90,000
2010	246,000	6,300
2011	133,000	-
2012	122,000	-
	$ 1,107,000	$ 821,300

NOTE 7. EQUITY

Common and preferred stock authorized, issued and outstanding as of September 30, 2007 were as follows:

	Issued and Outstanding
Common Stock	
20,000,000 Shares Authorized, $0.0001 Par Value	6,809,524
Series A Preferred Stock	
5,600,000 Shares Authorized, $0.0001 Par Value	5,600,000
Series B Preferred Stock	
1,800,000 Shares Authorized, $0.0001 Par Value	1,782,974
Series B-1 Preferred Stock	
1,800,000 Shares Authorized, $0.0001 Par Value	1,749,502

Preferred Stock

Series A Preferred

Prior to fiscal 2007, the Company issued all 5,600,000 authorized shares of Series A Preferred Stock at $1.00 per share. Among other things, the Series A has voting rights and a liquidation preference, after Series B liquidation preference but before Common Stock, of an amount 1.5 times the original issue price ($8,400,000 at September 30, 2007) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2007, the Company has cumulative Series A Preferred dividends of $443,578.

The Series A Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $1.00 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series A Preferred Stock is mandatorily convertible into common stock upon a vote of two-thirds of the outstanding Series A Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers. Additionally, upon certain conditions, the holders of the Series A Preferred Stock may require the Company to use all reasonable efforts to consummate registration of the underlying shares of common stock and the Series A Preferred Stock bears certain piggyback registration rights.

Series B Preferred

Prior to fiscal 2007, the Company issued 1,782,974 shares of Series B Preferred Stock at $3.3662 per share. Among other things, the Series B has voting rights and a liquidation preference of 1.5 times the original issue price ($9,002,771 at September 30, 2007) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2007, the Company has cumulative Series B Preferred Stock dividends of $288,089.

The Series B Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $3.3662 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series B Preferred Stock is mandatorily convertible into common stock upon a vote of half of the outstanding Series B Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers. Additionally, upon certain conditions, the holders of the Series B Preferred Stock may require the Company to use all reasonable efforts to consummate registration of the underlying shares of common stock and the Series B Preferred Stock bears certain piggyback registration rights.

Series B-1 Preferred

The Series B Preferred Stock holders were granted the option to invest an additional $10,800,000 in the Company's Series B-1 Preferred Stock based on certain triggering events. The Series B-1 Preferred has similar rights as the Series B Preferred, except the common stock initial conversion price is $5.1443 per share. During the year ended September 30, 2007, the Company issued 1,749,502 shares of Series B-1 Preferred Stock at $5.1443 per share, aggregating $8,999,963 of the $10,800,000. Among other things the Series B-1 has voting rights and a liquidation preference of 1.5 times the original issue price ($13,499,945 at September 30, 2007) plus any unpaid annual cumulative dividends of 4% of the purchase price per share of the preferred stock. The dividend is payable only upon liquidation or certain contingent events occurring. At September 30, 2007, the Company has cumulative Series B-1 Preferred Stock dividends of $206,246.

NOTE 7. EQUITY (Continued)

The Series B-1 Preferred Stock is convertible at the holder's option at any time into common stock at an initial conversion price of $5.1443 per share. The conversion price adjusts upon anti-dilutive events such as splits, dividends, reorganizations, etc, as well as upon issuance of equity by the Company at prices below the then conversion price. The Series B-1 Preferred Stock is mandatory convertible into common stock upon a vote of half of the outstanding Series B-1 Preferred Stock or upon certain initial public offerings of the Company's common stock, acquisitions or asset transfers.

NOTE 8. INCOME TAXES

At September 30, 2007 deferred tax assets resulted from timing differences between financial and tax bases related to the following items:

Depreciation and amortization	$	6,000
Net operating loss carryforwards		3,900,000
		3,906,000
Less: deferred tax asset valuation allowance		(3,906,000)
Total	$	-

At September 30, 2006, the Company has net operating loss carryforwards of approximately $10,364,000 expiring primarily in the year 2025 and 2026.

NOTE 9. STOCK OPTION PLAN

During 2005, the Company established an Equity Incentive Plan under which employees, officers, directors, consultants and advisors of the Company may be granted options to purchase shares of the Company's common stock at a price to be determined by the board of directors. In addition, the board of directors determined the vesting period according to the Standard Employee Vesting Schedule after one year to be 25% vested with the remainder monthly vesting over the next three years. The Equity Incentive Plan authorizes the issuance of up to 767,250 shares of the Company's common stock.

NOTE 9. STOCK OPTION PLAN (Continued)

Stock option activity for the year ended September 30, 2007 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance, October 1, 2006	74,300	$ 0.27	-	$ -
Granted during the year ended September 30, 2007	215,690	0.82	-	-
Exercised during year	-	-	-	-
Forfeited during year	(1,100)	(0.71)	-	-
Expired during year	-	-	-	-
Balance, end of year	288,890	$ 0.38	-	$ -
Outstanding at September 30, 2007	-	$ -	9.14	$ -
Exercisable at end of year	34,795	$ 0.25	-	$ -

The following table summarizes information about the stock options outstanding at September 30, 2007:

Options Outstanding				
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value Per Share
$ 0.20	52,500	7.93	$ 0.20	$ -
$ 0.44	21,700	8.60	$ 0.44	$ -
$ 0.76	106,490	9.09	$ 0.76	$ 0.44
$ 0.88	108,200	9.89	$ 0.88	$ 0.51

The Company estimated the fair value of all stock options granted during the year ended September 30, 2007 by using the Black-Scholes option valuation model with the following assumptions: (i) risk-free interest rate of 4.59%, (ii) expected option lives of 10 years, (iii) expected volatility of 41% in the market price of the Company's common stock, and (iv) no expected dividends on the underlying stock. Management estimated the employees' expected exercise to be 90% of outstanding granted options.

As of September 30, 2007, there was $37,827 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan; this cost is expected to be recognized over a period of three years.

NOTE 10. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Legent, the Company introduces its clients' securities accounts to Legent, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Legent as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.

END